[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 13, 2016

VIA EDGAR AND FEDERAL EXPRESS

Mr. Dietrich A. King

Assistant Director

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Triumph Bancorp, Inc.
Registration Statement on Form S-3
Filed August 16, 2016
File No. 333-213169

Dear Mr. King:

On behalf of Triumph Bancorp, Inc., a Texas corporation (“Triumph” or the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-3 filed with the Commission on August 16, 2016 (the “Registration Statement”) contained in your letter dated September 8, 2016 (the “Comment Letter”).

This letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”) are being filed electronically via the EDGAR system today.

We have responded to each of your comments below. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold and correspond to the numbered comments contained in the Comment Letter, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Where You Can Find More Information, page 2

1.	We note your Annual Report on Form 10-K for the year ended December 31, 2015 incorporates the Part III information from your proxy statement. Please add your proxy statement filed on April 1, 2016 to the list of documents incorporated by reference. Please refer to Item 10(d) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised page 2 of the Registration Statement to include the Company’s proxy statement for the 2016 Annual Meeting of Stockholders as a document incorporated by reference.

Description of Debt Securities, page 10

2.	We note your disclosure on pages 7 and 11 on you disclose how your debt securities may be exchangeable for “securities of an entity not affiliated with us” and “convertible into other securities of ours or another issuer,” respectively. To the extent you offer and sell the underlying third party securities, please confirm that you will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations. Please also confirm that you will include disclosure as necessary in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such securities. For guidance, please refer to the Morgan Stanley & Co., Inc. no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

Response: The Company confirms to the Staff that to the extent the Company offers or sells third-party securities in connection with the exchange of its debt securities, the Company will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations and include disclosure as necessary in the applicable prospectus supplement or other offering materials, including any required financial statement and non-financial statement disclosure about the issuer of such third-party securities.

Description of Purchase Contracts, page 29

3.	We note that you may issue purchase contracts for the purchase of certain reference assets, including securities. However, it is not clear how these contracts should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that contracts may be physically settled or cash settled and that the amount of the payout may be linked to the value, performance or level of the reference assets. The disclosure in the filing also indicates that the reference assets may be comprised of an index or indices of securities. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as how these contracts should be appropriately characterized under the federal securities laws.

Response: At this time, the Company does not anticipate issuing purchase contracts for the purchase or sale of (1) securities of an entity not affiliated with the Company, including any index or indices of such securities (or combination thereof), (2) currencies or (3) commodities. Accordingly, the Company has revised pages 7 and 29 of the Registration Statement to remove references to such purchase contracts. Because the sale of such purchase contracts is no longer being registered, we respectfully believe that the legal analysis requested above is no longer applicable.

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If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1396 or by email at MFVeblen@wlrk.com.

Sincerely,

/s/ Mark F. Veblen
Mark F. Veblen

cc:	Aaron P. Graft (Triumph Bancorp, Inc.)
Adam D. Nelson (Triumph Bancorp, Inc.)